UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 17 June 2008
Commission File Number: 001-14958
NATIONAL GRID plc

(Translation of registrant’s name into English)
1-3 Strand
London
WC2N 5EH

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934: Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By: /s/ David C. Forward Name: David C Forward Title: Assistant Secretary

Date:  17 June 2008

ANNEX 1 — SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 17 June 2008:

National Grid plc (‘NG.’) 1-3 Strand London WC2N 5EH United Kingdom

Announcement:

’National Grid plc
-Publication of Annual Report and Accounts’
17 June 2008

National Grid plc (‘National Grid’)

Publication of Annual Report and Accounts

National Grid has today issued the following documents:

Annual Report and Accounts 2007/08 Annual Review 2007/08 Performance Summary 2007/08 Notice of 2008 Annual General Meeting

National Grid’s Annual General Meeting (‘AGM’) will be held on Monday 28 July 2008 at The ICC, Birmingham. At the AGM, it is proposed that new Articles of Association be adopted, primarily in order to take account of the changes in company law brought about by the Companies Act 2006. A summary of the proposed changes is set out in the Notice of 2008 AGM and a copy of the New Articles and a marked up copy of the Current Articles, marked up to show the changes being proposed, is available for inspection at the Company’s registered office and on the Company’s website.

All the above documents (along with associated proxy cards) will shortly be available to the public for inspection at the UKLA Document Viewing Facility at: 25 The North Colonnade, Canary Wharf, London E14 5HS.

In addition, the Annual Report on Form 20-F is being filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon at 1-800-466 7215.

The documents listed above, and the Form 20-F, are also available electronically on National Grid’s website at www.nationalgrid.com/annualreports/2008/.